August 3, 2005

Mr. Al Rodriguez
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Your letter dated August 2, 2005 regarding Multiband Corporation Form 10-K/A for The year ended December 31, 2004

Dear Mr. Rodriguez;

      Please be advised, per your comment in the above referenced letter, that Multiband Corporation, in future filings, will in the management's discussion and analysis (MD&A) section of said filings discuss the profitability measures of our business segments (i.e. income (loss) from operations) consistent with the measure disclosed in our SFAS 131 segment information as is required by
Section 501.06 of the Codification of Financial Reporting Policies.

      Thank you very much.


                                        Sincerely,

                                        Steven Bell
                                        CFO